
15005014

No Act
PE 1/9/15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2015

R.W. Smith, Jr.
DLA Piper LLP (US)
jay.smith@dlapiper.com

Re: T. Rowe Price Group, Inc.

Dear Mr. Smith:

This is in regard to your letter dated January 9, 2015 concerning the shareholder proposal submitted by Zevin Asset Management, LLC for inclusion in T. Rowe Price's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that T. Rowe Price therefore withdraws its December 22, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Sonia Kowal
Zevin Asset Management, LLC
sonia@zevin.com



DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. Smith, Jr.
Jay.Smith@dlapiper.com
T 410.580.4266 F 410.580.3266

January 9, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Zevin Asset Management, LLC

Ladies and Gentlemen:

We are counsel to T. Rowe Price Group, Inc. (the "Company"). The Company is in receipt of a letter dated January 9, 2015, from Sonia Kowal, President of Zevin Asset Management, LLC ("Zevin"), stating that Zevin had withdrawn its shareholder proposal (the "Proposal") originally submitted to be included with the proxy materials for the Company's 2015 Annual Meeting of Shareholders (the "2015 Proxy Materials"). The letter is attached as Exhibit A. Accordingly, the Company hereby withdraws its request for a no-action ruling dated December 22, 2014 relating to the exclusion of the Proposal from the Company's 2015 Proxy Materials.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

R.W. Smith, Jr.
DLA PIPER LLP (US)

cc: Sonia Kowal, Zevin Asset Management (Sonia@zevin.com)
David Oestreicher, T. Rowe Price Group, Inc. (David_Oestreicher@troweprice.com)
Pamela Conover, T. Rowe Price Group, Inc. (Pamela_Conover@troweprice.com)

EAST\89550614.1

EXHIBIT A

VIA ELECTRONIC MAIL

David Oestreicher
Chief Legal Counsel
100 East Pratt Street
Baltimore, MD 21202

RE: Withdrawal of Shareowner Proposal

Dear Mr. Oestreicher

This letter is confirmation that I hereby withdraw on behalf of Zevin Asset Management LLC the shareowner proposal on proxy voting submitted to T. Rowe Price (the "Company") for consideration at the Company's 2015 Annual Meeting of Shareowners. I understand that withdrawal of this proposal means that it will not be voted on by shareowners at the Company's 2015 Annual Meeting.

Sincerely,



Sonia Kowal
President
Zevin Asset Management, LLC.

1/9/15
Date



DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. SMITH, JR.
Jay.Smith@dlapiper.com
T 410.580.4266 **F** 410.580.3266

December 22, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Zevin Asset Management, LLC

Ladies and Gentlemen:

We are counsel to T. Rowe Price Group, Inc. (the "Company") and, on behalf of the Company, we respectfully submit this letter and the enclosed materials in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As discussed below, the Company received a stockholder proposal (the "Proposal") from Zevin Asset Management, LLC ("Zevin") submitted on behalf of the Janet Axelrod 1997 Revocable Trust (together with Zevin, the "Proponent") for inclusion in the Company's proxy materials for its 2015 Annual Meeting of Stockholders (the "2015 Proxy Materials"). The Proposal directs the Company's Board of Directors (the "Board") to review the Company's proxy voting process.

The Company believes the Proposal may be properly excluded from the 2015 Proxy Materials pursuant to: (i) Rule 14a-8(i)(6) because the Proposal would require the Company to take actions that the Company lacks the power or authority to implement, (ii) Rule 14a-8(i)(2) because the Company and its Board would violate federal law, in implementing the Proposal in violation of the Price Advisers' legal and fiduciary duties to their Clients, (iii) Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Price Advisers' ordinary business operations, (iv) Rule 14a-8(i)(10) because to the extent that aspects of the Proposal are legally permissible, those aspects of the Proposal have been substantially implemented by the Company, and (v) Rule 14a-8(i)(3) and Rule 14a-9 because the Proposal contains false and misleading statements.

We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the 2015 Proxy Materials for the reasons discussed below.



Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008), we have submitted this letter and the related materials to the Commission via e-mail to shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2015 Proxy Materials.

The Company currently intends to file its definitive 2015 Proxy Materials with the Commission on or about March 13, 2015.

THE PROPOSAL

Resolved;

Shareholders request the Board to initiate a review of T. Rowe Price's Proxy Voting policies and practices, taking into [account] our fiduciary duty, the congruency of T. Rowe Price's own corporate responsibility and environmental positions and the economic case for the shareholder resolutions presented. The results of the review, conducted at reasonable cost and excluding proprietary information, should be reported to investors by October 2015.

The letter submitting the Proposal is attached as Exhibit A.

Background

The Company is a financial services holding company that provides global investment management services through its subsidiaries (the "Price Advisers") to individual and institutional investors. The Price Advisers organize and serve as an investment advisor to the T. Rowe Price family of mutual funds (the "Funds"), which are distributed in the United States, and other investment portfolios, including separately managed accounts, sub-advised funds, and other sponsored investment portfolios, including collective investment trusts, target-date retirement trusts, Luxembourg-based funds offered to investors outside the United States, and portfolios offered to insurance companies through variable annuity and variable life insurance separate accounts in the United States. The Company derives the vast majority of its consolidated net revenue and net income from investment advisory services provided by the Price Advisers, primarily T. Rowe Price Associates, Inc. and T. Rowe Price International Ltd. that are registered with the Commission under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Company's common stock is listed on the NASDAQ Global Select Market under the ticker symbol TROW.

Investment advisory services are provided by the Price Advisers to each Fund under individual investment management agreements. The boards of the respective Funds must approve the investment management agreements annually. Fund shareholders must approve material changes to these investment management agreements. Investment management



agreements for other clients are subject to specific terms as negotiated and agreed between the parties.

As global investment managers, the Price Advisers are responsible for managing Clients' assets in light of potential risks and opportunities in the market and in light of the investment objectives, policies and restrictions specified by the Clients. A fundamental part of an investment adviser's role involves voting shares of companies in which its Clients invest (the "Portfolio Companies"). "Clients" refers to those investors or Funds to whom the Price Advisers provide investment management services.

The Company itself is not a registered investment adviser, but rather a corporate holding company. As such, it does not manage assets for Clients, nor does it vote any proxies on their behalf, and accordingly does not maintain any proxy voting policies at the Company level. Those functions are all undertaken by the Price Advisers, which maintain their own proxy voting policies that are administered by the Proxy Group for the Price Advisers.

I. The Proposal may be excluded under Rule 14a-8(i)(6) because the Company lacks the power and authority to undertake the actions requested in the Proposal because the Company has no proxy voting policies for the Board to review and revise.

The Proposal is directed to "T. Rowe Price's Proxy Voting policies." The Company has no proxy voting policies because as a holding company it has no clients and does not vote proxies on their behalf. The public filings of the Company make clear that the Company is merely a holding company. For example, under Item 1 of the Company's 2013 Form 10-K, the Company clearly states: "T. Rowe Price Group is a financial services holding company that provides global investment management services through its subsidiaries to individual and institutional investors . . ." Neither the Company nor its Board can conduct a review of proxy voting policies that the Company does not have, and the Company and the Board therefore lack the power to conduct the review advocated by the Proponent. Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(6) because the Company has no proxy voting policies for the Board to review and revise.



II. The Proposal may be excluded under Rule 14a-8(i)(6) because the Company and its Board lack legal power and authority in implementing the Proposal to alter the advisory contracts between the Price Advisers and their Clients. [1]

Should the Proposal properly be interpreted as applying to the proxy voting policies of the Price Advisers, it seeks to alter the investment advisory contracts between the Price Advisers and their Clients, including the Funds. The Proposal requests that the Board's review take into account "T. Rowe Price's own corporate responsibility and environmental positions and the economic case for the shareholder resolutions presented." Further, the allegations in the Supporting Statement, such as questioning the propriety of T. Rowe Price's voting record on sustainability-themed resolutions, suggests that the Proponent expects the Company to impose the findings of the Board's review on the Price Advisers' proxy voting policies. The proxies at issue, however, ultimately belong to the Price Advisers' Clients, who have contractually retained the Price Advisers to manage their assets, and who have delegated their proxy voting authority to the Price Advisers, based in part on the Price Advisers' publicly disclosed proxy voting policies. Clients often review and monitor the Price Advisers' proxy voting activities and retain the power to direct the Price Advisers' in their exercise of voting authority. The Company is not a party to those contracts, and the Price Advisers may require Client consent to impose new terms or revised voting policies. Accordingly, neither the Company, its stockholders nor its Board have the unilateral power or authority to impose the Proposal's proxy voting criteria on a Client's delegation of proxy voting authority to the Price Advisers, and therefore the Proposal may be excluded under Rule 14a-8(i)(6).

As discussed in more detail in Section III below, investment advisers are fiduciaries in part because they manage assets that belong to other people — in the present case, the securities of Portfolio Companies belonging to Price Advisers' Clients, including the Funds. Accordingly, investment advisers that have authority to vote client securities are required to disclose the policies by which client securities will be voted:

> If you [*i.e.,* the investment adviser] have, or will accept, authority to vote client securities, briefly describe your voting policies and procedures, including those adopted pursuant to SEC rule 206(4)-6. Describe whether (and, if so, how) your clients can direct your vote in a particular solicitation. Describe how you address conflicts of interest between you and your clients with respect to voting their securities. Describe how clients may obtain information from you about how you

[1] The Proposal is directed to the Company, which does not vote proxies for Clients and maintains no proxy voting policies. The remainder of this no-action request assumes for the sake of argument that the Proposal pertains to the proxy voting policies of the Price Advisers.



voted their securities. Explain to clients that they may obtain a copy of your proxy voting policies and procedures upon request. *Item 17(A) of Form ADV, Part 2A.*

These disclosures are required to be provided to the investment adviser's clients when entering into an advisory contract, and updated amendments must be provided to clients annually thereafter. *See Advisers Act Rule 204-3.*

Similarly, if registered investment companies have delegated proxy voting authority to their investment advisers, they are required to describe those proxy voting policies. For example, an open-end investment company is required to describe in its Statement of Additional Information ("SAI"), "any policies and procedures of the Fund's investment adviser . . . that the Fund uses, or that are used on the Fund's behalf, to determine how to vote proxies relating to portfolio securities." *Form N-1A, Item 17(f).*

In accordance with these requirements, the Price Advisers describe their proxy voting policies in Part II of their Form ADVs. Similarly, the Price Advisers' proxy voting policies for the Funds are summarized in the SAI of each Fund's registration statement under the 1940 Act (each, a "Registration Statement") and made available on T. Rowe Price's website. Moreover, the boards of directors/trustees of the Funds, which are comprised of a majority of directors/trustees who are not affiliated with the Price Advisers, annually review and approve the Price Advisers' proxy voting policies. Any material changes to those policies are also reported to the boards annually. These legal disclosure and approval requirements evidence the Commission's recognition of the role of proxy voting in the contractual relationship between client and adviser.

The legal right to vote securities of Portfolio Companies resides in the first instance with the Clients as owners of those securities, who may delegate proxy voting authority to the Price Advisers under their advisory contracts. *See, e.g., Proxy Voting by Investment Advisers, Investment Advisers Act Release IA-2106* (Jan. 31, 2003) (the "Adviser Proxy Voting Release") at n. 10 (Rule 206(4)-6 applies even when the advisory contract is silent but the adviser's voting authority is implied by an overall delegation of discretionary authority). The Price Advisers' proxy voting policies thus constitute an integral part of the investment management services that the Price Advisers provide to their Clients under their advisory contracts, and are the basis upon which Clients (including the Funds and their boards) contractually agree to delegate proxy voting authority to the Price Advisers. Any Client may retain the authority to vote certain types of proxies or may revoke a Price Adviser's authority to vote proxies of Portfolio Companies, and vote its own proxies in accordance with any criteria it chooses. *See Staff Legal Bulletin No. 20 (IM/CF).* In the absence of specific direction from their Clients, however, the Price Advisers and their Clients are entitled to contractually rely on the Price Advisers to vote the proxies of Portfolio Companies solely in accordance with the Price Advisers' disclosed proxy voting policies.



The Proponent's goal is to have the Board impose the findings of the review that is the subject of the Proposal on the Price Advisers' proxy voting policies. The Proposal therefore seeks to override the contractual relationship between the Price Advisers and their Clients by substituting the Proposal's proxy voting criteria for those that were selected and approved by the Clients in contracting with the Price Advisers. This would directly conflict with the Clients' decisions to delegate proxy voting authority to the Price Advisers and not to the Company or the Company's stockholders. If implemented, the Proposal would require the Price Advisers to review their proxy voting policies in accordance with the Proposal's criteria for review: "T. Rowe Price's own corporate responsibility and environmental positions and the economic case for the shareholder resolutions presented." As discussed in more detail below, this standard, which takes into account the Company's own interests, is different from the current policy whereby the Price Advisers' vote proxies solely in the best interests of their Clients.

Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(6) because the Company and its Board lack legal power and authority to alter the advisory contracts between the Price Advisers and their Clients or otherwise dictate how the Price Advisers should vote on behalf of their Clients.

III. The Proposal may be excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because the Company and its Board lack legal power and authority, and would violate federal law, in implementing the Proposal in violation of the Price Advisers' legal and fiduciary duties to their Clients.

Rule 14a-8(i)(2) permits a registrant to omit a proposal from its proxy materials if implementation of the proposal would cause the registrant to violate federal law. A proposal may also be excluded under Rule 14a-8(i)(6) if the company would lack the power or authority to implement the proposal. Because the ultimate effect of the Proposal would cause the Price Advisers to violate federal law, the Company does not have the legal power or authority to impose the requirements of the Proposal on the Price Advisers, and the Price Advisers do not have the legal power or authority to violate federal law even if directed to do so by the Company. As such, the Proposal may be excluded under Rule 14a-8(i)(2) for violation of law as well as Rule 14a-8(i)(6) for lack of power or authority.

The Price Advisers' investment management operations are subject to the Advisers Act. Section 206 of the Advisers Act, as interpreted by the U.S. Supreme Court in *SEC v. Capital Gains Research Bureau, Inc.*, 375 U.S. 180, 191 (1963) ("Capital Gains"), imposes a fiduciary duty on investment advisers. Citing *Capital Gains,* in connection with the adoption of Rule 206(4)-6 under the Advisers Act relating to investment advisers' proxy voting obligations to their clients, the Commission stated that "an adviser is a fiduciary that owes each of its clients duties of care and loyalty with respect to all services undertaken on the client's behalf, including proxy voting." *See Adviser Proxy Voting Release.* In the *Adviser Proxy Voting Release,* the Commission further stated:



> The duty of care requires an adviser with proxy voting authority to monitor corporate events and to vote the proxies. To satisfy its duty of loyalty, the adviser must cast the proxy votes in a manner consistent with the best interest of its client and must not subrogate client interests to its own.

In advising pension funds and similar entities, the Price Advisers are also subject to the legal obligations imposed on investment advisers under Title I of the Employee Retirement Income Security Act ("ERISA") with respect to proxy voting, to the extent the Price Advisers are assigned that role by ERISA plan clients. In that regard, the Department of Labor has given the following guidance:

> The fiduciary duties described at ERISA Sec. 404(a)(1)(A) and (B), require that, in voting proxies, regardless of whether the vote is made pursuant to a statement of investment policy, the responsible fiduciary shall consider only those factors that relate to the economic value of the plan's investment and shall not subordinate the interests of the participants and beneficiaries in their retirement income to unrelated objectives. Votes shall only be cast in accordance with a plan's economic interests. *Interpretive Bulletin Relating to Exercise of Shareholder Rights* (Oct. 17, 2008), 29 C.F.R. pt. 2509.

Rule 206(4)-6(a) under the Advisers Act requires an investment adviser to "[a]dopt and implement written policies and procedures that are reasonably designed to ensure that [the adviser] vote[s] client securities in the best interest of clients, which procedures must include how [the adviser] address[es] material conflicts that may arise between [its] interests and those of [its] clients." According to the *Adviser Proxy Voting Release,* the Rule was expressly designed "to prevent material conflicts of interest from affecting the manner in which advisers vote clients' proxies." As stated in the *Adviser Proxy Voting Release:*

> An adviser's policies and procedures under the rule must also address how the adviser resolves material conflicts of interest with its clients. . . . Clearly, an adviser's policy of disclosing the conflict to clients and obtaining their consents before voting satisfies the requirements of the rule and, when implemented, fulfills the adviser's fiduciary obligations under the Advisers Act. In the absence of client disclosure and consent, we believe that an adviser that has a material conflict of interest with its clients must take other steps designed to ensure, and must be able to demonstrate that those steps resulted in, a decision to vote the proxies that was based on the clients' best interest and was not the product of the conflict.

In compliance with this requirement, the Price Advisers have adopted proxy voting policies and procedures that address conflicts of interest, as summarized in each Price Adviser's Form ADV :



> The firm's Proxy Committee is responsible for monitoring and resolving potential material conflicts between the interests of T. Rowe Price and those of its clients with respect to proxy voting. We have adopted safeguards to ensure that our proxy voting is not influenced by interests other than those of our clients. While membership on the Proxy Committee is diverse, it does not include individuals whose primary duties relate to client relationship management, marketing, or sales. Since the T. Rowe Price Proxy Voting Policies are predetermined by the Proxy Committee, they should in most instances adequately address any possible conflicts of interest. However, consistent with the terms of the T. Rowe Price Proxy Voting Policies and Procedures which allow portfolio managers to vote proxies opposite our general voting guidelines, the Proxy Committee regularly reviews all such proxy votes to determine whether the portfolio manager's voting rationale appears reasonable. The Proxy Committee also assesses whether any business or other material relationships between T. Rowe Price and a portfolio company unrelated to the ownership of the portfolio company's securities) could have influenced an inconsistent vote on that company's proxy. Issues raising potential conflicts of interest are referred to designated members of the Proxy Committee for immediate resolution prior to the time T. Rowe Price casts its vote. With respect to personal conflicts of interest, T. Rowe Price's Code of Ethics and Conduct requires all employees to avoid placing themselves in a "compromising position" in which their interests may conflict with those of our clients and restricts their ability to engage in certain outside business activities. Portfolio managers or Proxy Committee members with a personal conflict of interest regarding a proxy vote must recuse themselves and not participate in the voting decisions with respect to that proxy.

The "interests other than those of our fund shareholders and clients" referenced in these policies would include the Company, the Company's Board and the Company's stockholders (including the Proponent), whose interests are not permitted to influence the Price Advisers' proxy voting in the best interests of their Clients. Yet the ultimate effect of the Proposal, if implemented, would require the Price Advisers to take into account "the congruency of T. Rowe Price's own corporate responsibility and environmental positions and the economic case for the shareholder resolutions presented." In so doing, the Price Advisers proxy voting would become subject to the influences of outside interests, in violation of their own policy.

The Company's corporate responsibility and environmental positions are not appropriate and lawful considerations for the Price Advisers in voting proxies of Portfolio Companies to the extent that they conflict with the Price Advisers' fiduciary duty to act in the best interests of their Clients. Accordingly, if the Company's Board were to impose the findings of its review on the Price Advisers' proxy voting policies, as the Supporting Statement suggests is the intended result, the Price Advisers would be conflicted between the direction of the Board of their corporate parent, on the one hand, to vote proxies in accordance with the standards set forth in



the Proposal, and on the other hand, the Price Advisers' clear and overriding legal and fiduciary obligations to vote proxies solely in the best interests of their Clients. This would subject the Price Advisers to precisely those conflicts of interest that their proxy voting policies and Rule 206(4)-6 were designed to prevent, and in following the dictates of the Proposal, cause the Price Advisers to violate their fiduciary duty to their Clients, and thus violate the Advisers Act.

Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(2) because implementation of the Proposal by imposing the findings of the Board's review on the proxy voting policies of the Price Advisers would cause the Price Advisers to violate their fiduciary duty, and thus violate federal law. Moreover, neither the Board nor the Company has the legal power or authority to cause the Price Advisers to violate applicable law. Even if the Board were to attempt to do so, the Price Advisers would be legally required to disregard it. Because neither the Board, the Company, nor the Proponent have the legal power or authority to impose proxy voting policies and procedures on the Price Advisers that are inconsistent with Rule 206(4)-6 of the Advisers Act and the Price Advisers' legal and fiduciary obligations to their Clients, the Proposal may be excluded under Rule 14a-8(i)(6).

IV. The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with matters relating to the Price Advisers' ordinary business operations.

Rule 14a-8(i)(7) permits a registrant to omit a proposal from its proxy materials if the proposal deals with a matter relating to the registrant's ordinary business operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release 34-40018* (May 21, 1998) (the "1998 Release").

The *1998 Release* stated that the determination as to whether a proposal deals with a matter relating to a company's ordinary business operations is made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed. The *1998 Release* describes two central considerations underlying the ordinary business exclusion. The first consideration is whether the subject matter of a proposal relates to certain tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is whether a proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal may be omitted from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because it requires an assessment of the proxy voting policies of the Price Advisers, the exercise of which are part of the ordinary business by which the Price Advisers manage the financial



products and services that the Price Advisers offer and the ordinary course relationship between the Price Advisers and their Clients, all of which involve complicated economic and fiduciary considerations. In particular, as will be shown in greater detail below, the Proposal is excludable under established Staff positions because the Proposal (A) relates to the Price Advisers' day-to-day management of their Clients' accounts, (B) seeks to micro-manage the Price Advisers, and (C) requires the preparation and issuance of a report on the foregoing ordinary business matters. *See Franklin Resources, Inc.* (December 1, 2014) ("Franklin Resources") (Staff permitted exclusion of a proposal based on the ordinary business exclusion substantially similar to the Proposal that was submitted by Zevin); *see also, State Street Corp.* (Feb. 24, 2009).

A. The Proposal Relates to the Price Advisers' Day-to-Day Management of their Clients' Accounts.

The Proposal may be omitted from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the underlying subject matter of the Proposal — that is, proxy voting is part of the core ordinary business of the Price Advisers. The Price Advisers' proxy voting policies and practices are part of the advisory services that the Price Advisers offer to their Clients. Moreover, the Price Advisers routinely exercise proxy voting and assess its influence on the business operations and economic values of the Portfolio Companies as part of their fiduciary obligation to advance the interests of their Clients. To paraphrase the *1998 Release*, proxy voting is so fundamental to the Price Advisers' ability to perform their fiduciary obligations to Clients on a day-to-day basis that they could not, as a practical matter, be subject to direct oversight by the Company's stockholders.

The general rule articulated by the Commission in its 1976 Release *(Exchange Act Release 34-12999* (Nov. 22, 1976)), and reiterated by the Commission in the *1998 Release*, is that registrants may exclude shareholder proposals that relate to "ordinary business" matters, subject to an exception for proposals that raise "significant social policy issues." The Staff addressed the social policy exception in 2009, clarifying in what circumstances shareholder proposals that raise significant social policy issues may be properly excluded. Specifically, in Section B of *Staff Legal Bulletin No. 14E* (Oct. 27, 2009) (the "SLB 14E"), the Staff stated:

> In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company. Conversely, in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7). In determining whether the subject matter raises significant policy issues and has a sufficient nexus to the company, as described above, we will apply the same standards that we apply to other types of proposals under Rule 14a-8(i)(7).



Therefore, under the SLB 14E, where the underlying subject matter of a shareholder proposal involves an ordinary business matter to the company, the shareholder proposal may be excluded from a registrant's proxy materials, even though it involves environmental matters or other significant policy issues. Accordingly, not every significant social policy issue takes management functions out of the ordinary business exclusion. *See College Retirement Equities Fund* (May 6, 2011) at n. 13 (permitting exclusion of a social policy proposal where an investment company argued that investing assets in accordance with its investment objectives was a core management function).

Far from transcending day-to-day operations, voting proxies solely in the best interest of Clients is unquestionably part of the core investment process and business operations of the Price Advisers. As the Commission stated in the *Adviser Proxy Voting Release,* an investment advisers' fiduciary duty under the Advisers Act requires it to monitor corporate events and vote proxies consistent with the best interests of its clients. To that end, the Price Advisers' existing proxy voting policy for their Clients, as summarized in each Price Adviser's Form ADV, states that the Price Advisers vote proxies "solely in the best interests of the Clients." With respect to ESG issues, the Price Advisers' voting policies state that they "will generally give management discretion with regard to social, environmental and corporate responsibility issues, unless the issue has substantial investment implications for the company's business or operations which have not been adequately addressed by management. T. Rowe Price supports well-targeted shareholder proposals on environmental and other public policy issues that are particularly relevant to a company's business." Thus, each issue is considered on its own merits, and the Price Advisers make proxy voting determinations on behalf of their Clients based on the effect of their vote on the value of Portfolio Company securities. These proxy voting determinations are a core part of the Price Advisers' day-to-day management of their Clients' assets.

Based on the forgoing, therefore, the Proposal may be omitted from the 2015 Proxy Materials under the "ordinary business" rationale of Rule 14a-8(i)(7) as interpreted under SLB 14E because it relates to the Price Advisers' day-to-day management their Clients' accounts.

B. The Proposal Seeks to Micro-Manage the Price Advisers.

The Proposal may also be omitted from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal seeks to "micro-manage" the Company. One of the primary underlying policies of the ordinary business exclusion, as described in the *1998 Release*, is to vest management with sole authority to address matters that are so complex that shareholders would not be in a position to make an informed judgment. In the *1998 Release,* the Commission indicated that the micro-management consideration may be implicated where the proposal involves "intricate detail" or "methods for implementing complex policies," recognizing that factors such as the circumstances of the registrant should also be taken into account.



The Price Advisers' management of investments in the Portfolio Companies generally, and their exercise of proxy voting authority on behalf of Clients specifically, involve complex decision making. In their role as investment managers, the Price Advisers employ a variety of strategies to maximize Client returns, taking into account the investment objectives and policies, and the risk profiles and investment guidelines of their Clients, as well as the diverse business issues facing specific Portfolio Companies and industries and the economy as a whole. Proxy voting is but one part of the overall implementation of these complex investment strategies. As such, it would not be meaningful to evaluate the Price Advisers' proxy voting policies in isolation from the Price Advisers' overall investment strategies. Rather, the integration of proxy voting into the Price Advisers' investment research efforts and implementation of overall strategies would involve a level of "intricate detail" and "methods for implementing complex policies" that does not lend itself to shareholder oversight, as the Commission referenced as a basis for exclusion in the *1998 Release*.

The Proposal is substantially similar to the proposal at issue in *Franklin Resources* that was also put forth by Zevin, which likewise sought to require a parent company's board to delve into its investment adviser subsidiary's proxy voting policies and urged them to revise those policies in light of criteria imposed by the shareholder proponent. Based in part on the parent company's argument that the shareholder proposal sought to micro-manage the subsidiary adviser's proxy voting policies, the Staff concluded in *Franklin Resources* that there was a basis for exclusion of the proposal under Rule 14a-8(i)(7).

Based on the forgoing, therefore, the Proposal may be omitted from the 2015 Proxy Materials under the "ordinary business" rationale of Rule 14a-8(i)(7) because it seeks to micro-manage the Price Advisers.

C. The Proposal Requires the Preparation and Issuance of a Report on the Foregoing Ordinary Business Matters.

The Proposal requires that the Board report the result of its assessment of the Price Advisers' proxy voting policies to investors by October 2015. The Staff has noted that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See Exchange Act Release 34-20091* (Aug. 16, 1983) ("1983 Release"). The same reasons discussed above that allow for the exclusion under Rule 14a-8(i)(7) of the Proposal as relating to the ordinary business of the Price Advisers should likewise relieve the Board from preparing and issuing a report related to the same ordinary business matters.



V. The Proposal may be excluded under Rule 14a-8(i)(10) because to the extent that aspects of the Proposal are legally permissible, those aspects of the Proposal have been substantially implemented by the Company.

Rule 14a-8(i)(10) permits a registrant to exclude a shareholder proposal if it has been substantially implemented. The Commission has stated that a proposal may be omitted under this Rule if the essential elements of the proposal have been substantially implemented, although they need not be "fully effected" or implemented precisely as presented. *1983 Release; See also, Talbots, Inc.* (April 5, 2002) (Staff permitted exclusion of a proposal where company had already adopted labor standards advocated by the proponent). A company is not required to implement a proposal word-for-word in order to be excluded as substantially implemented; rather, the standard is whether a company has particular policies, practices and procedures in place relating to the subject matter of the proposal. *Id.* Moreover, the Staff has permitted exclusion of a proposal where a company has implemented the essential objective of a proposal even in cases where the company's actions do not fully comply with the specific dictates of the proposal. *College Retirement Equities Fund* (May 10, 2013) ("CREF 2013") at n. 18.

The Proposal would have the Company review and, if the Board were to impose the findings of its review on the Price Advisers, potentially amend the Price Advisers' proxy voting policies to take into account "the fiduciary and economic case for the shareholder resolutions presented." The voting policy that is currently in effect for each Price Adviser already provides that the Price Advisers will vote "solely in the best interests of the Client." With respect to ESG issues, although the Price Advisers may generally defer to management, they may nonetheless vote in favor of those ESG proposals that they believe to have "significant economic benefits or implications" for Clients, including the Fund and its shareholders. Moreover, a Price Fund will not support the position of a Portfolio Company's management on an ESG proposal if it would "adversely affect the investment merits of owning that company's shares."

These precepts reflect the fiduciary obligations of the Price Advisers, described in more detail above. All Portfolio Company proxies for Clients, including those relating to ESG issues, are evaluated on this basis. Excluding the portion of the Proposal requesting that the Price Advisers take into account Company interests in violation of the Price Advisers' fiduciary duties to their Clients (which we believe is violative of the Advisers Act), all of the Proponent's stated concerns are already reflected in the Price Advisers' current voting policy. By requesting that the Price Advisers review the fiduciary and economic case for shareholder proposals, the Proponent is in effect requesting that the Price Advisers continue doing what they are already obligated to do by law and what they already do on a regular basis. That the Proponent is not satisfied with the Price Advisers' implementation of their proxy voting policies has no bearing on the established fact that the Price Advisers already consider the ESG factors urged by the Proponent in voting Client proxies. *See CREF 2013.*



Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented by the Company.

VI. The Proposal may be excluded under Rule 14a-8(i)(3) and 14a-9 because it contains false and misleading statements.

The Proposal may be excluded under Rule 14a-8(i)(3) because it contains several false and misleading statements as defined in Rule 14a-9, including (A) the suggestion that the Company voted against proposals on which it did not vote and (B) what appears to be a greatly exaggerated number of environmental and sustainability proposals that the Funds voted against.

A. The Proposal Incorrectly Suggests that the Company Voted on Certain Proposals and Exaggerates the Number of Environmental and Sustainability Proposals on which the Funds Voted.

The Supporting Statement states:

In 2013 approximately 150 shareholder resolutions were filed at companies facing a potential, significant business impact from climate change. Many of the resolutions simply asked for more disclosure, noting that thousands of companies globally report on their carbon emissions and steps they are taking to reduce them. T. Rowe Price voted against almost 90% of such resolutions, in contrast to investment firms such as Goldman Sachs, Oppenheimer, Alliance Bernstein and Wells Fargo, which voted for many such resolutions.

As earlier stated, because the Company does not vote proxies, it in fact has not voted any proxies either for or against climate change proposals. The suggestion in the Proposal (including the Supporting Statement) that the Company has voted against almost 90% of environmental resolutions is therefore false and misleading.

In addition, Proponent appears to have greatly exaggerated the number of environmental and sustainability resolutions on which the Funds voted in 2013. The Company has only been able to identify less than 70 proposals from issuers that the Company deems to be environmental proposals on which the Funds voted in 2013, far fewer than the 150 environmental resolutions suggested by the Proposal.

Accordingly, the Proposal may be excluded under Rule 14a-8(i)(3).

B. The Proposal Alleges that the Company has Violated its Fiduciary Duties.

The Supporting Statement states:

As part of its fiduciary duty, T. Rowe Price is responsible for voting proxies of



> companies in which it holds stock on behalf of clients. However, its proxy voting record seems to ignore T. Rowe Price's stated position regarding the impact of key environmental factors on shareholder value.
>
> From its publicly available mutual fund voting record, T. Rowe Price seems to vote against the majority of all shareholder resolutions on environmental and climate change matters, backing management recommendations even when major proxy advisory services support such resolutions with a clear, economic rationale.

Again, the Company is not an investment adviser and does not vote client proxies, and therefore does not have a fiduciary duty to do so. The Proponent's assertions are both factually incorrect and designed to damage the Company's reputation.

The statements further imply that the Price Advisers have not met their fiduciary duty, which in turn implies that the Price Advisers have violated the Advisers Act. It further implies that the Price Advisers have failed to review the economic rationale for all proxy initiatives.

Rule 14a-9 includes as an example of false and misleading statements:

> Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

The Proponent implies without any knowledge or foundation that the Price Advisers have not met their fiduciary duty, and have therefore violated the Advisers Act, merely because the Price Advisers have not voted on climate change proposals as the Proponent would have wished. Contrary to the Proponent's allegations, the Price Advisers do in fact carefully review the economic rationale for the Portfolio Companies in connection with the environmental and climate change proposals on which they vote.

C. The Proposal Alleges that PRI Signatories are Obligated to Support Shareholder Resolutions

Furthermore, it is false and misleading to suggest that Price Advisers' status as a signatory to the Principles for Responsible Investment in any way obligates it to support shareholder resolutions on behalf of Clients. Principle 3 describes "support shareholder initiatives and resolutions promoting ESG disclosure" as one of several "possible actions" signatories can undertake to meet their commitments under this voluntary framework. The Principles do not prescribe specific voting decisions in this or any other areas. *See*, *http://www.unpri.org/about-pri/the-six-principles*.



Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(3) as containing false and misleading statements in violation of Rule 14a-9.

Conclusion

For the reasons contained in this letter and based on the authorities cited herein, the Company believes that the Proposal may properly be omitted from the 2015 Proxy Materials. Accordingly, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the 2015 Proxy Materials.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

R.W. Smith, Jr.
DLA PIPER LLP (US)

cc: Sonia Kowal, Zevin Asset Management (Sonia@zevin.com)
David Oestreicher, T. Rowe Price Group, Inc. (David_Oestreicher@troweprice.com)
Pamela Conover, T. Rowe Price Group, Inc. (Pamela_Conover@troweprice.com)

EXHIBIT A

INITIAL SUBMISSION

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 13, 2014

T. Rowe Price
100 E. Pratt Street
Mail Code BA-1020
Baltimore, MD 21202

Re: Shareholder Proposal for 2015 Annual Meeting

Dear Corporate Secretary:

Enclosed please find our letter filing the proxy voting proposal to be included in the proxy statement of T. Rowe Price (the "Company") for its 2014 annual meeting of stockholders.

Zevin Asset Management is an investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are concerned about T. Rowe Price's proxy voting record on environmental issues, specifically on climate change.

According to a Ceres study from November 2014 (http://www.ceres.org/press/press-releases/analysis-shows-growing-support-from-u.s.-mutual-funds-for-action-on-climate-change-risks, n.d.), in 2013 and 2014 T. Rowe Price voted against the majority of shareholder resolutions at US companies addressing climate change, even though many were simply a request for greater disclosure. Ironically, T. Rowe Price invests in hundreds of companies that provide comprehensive reports on greenhouse gas emissions and steps taken to reduce them. These companies understand the business case for being proactive on climate change and are acting accordingly, yet their perspective is not taken into consideration by T. Rowe Price.

T. Rowe Price has stated publicly that it understands how ESG factors can affect companies financially. On its website, the Company states ESG issues may affect the value of an investment. The Company's 2014 CDP response states "Climate change risks and opportunities impact our decisions as an investment manager by informing whether to invest or retain investment in particular companies. Our investment decision processes include consideration of climate change risks and opportunities depending on the nature of the company and its underlying business. We regularly include such matters in our overall assessment of a particular company or of an industry when appropriate."

This language seems very much at odds with the Company's proxy voting record in recent years on climate change. When it comes to proxy voting, it appears that T. Rowe Price's practice contradicts its own statements that recognize the importance of ESG factors in contributing to long term business success. The Company's peers such as DWS, Oppenheimer, and Alliance Bernstein supported the vast majority of resolutions filed with companies on climate change risks.

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

This is especially concerning because T. Rowe Price is a signatory of the UN Principles for Responsible Investment. Principle 3 states "we will seek appropriate disclosure on ESG issues by the entities in which we invest" and includes "support shareholder initiatives and resolutions promoting ESG disclosure".

We believe that T. Rowe Price's proxy voting process is deficient and in need of a thorough review. Thus, Zevin Asset Management is filing the enclosed resolution on behalf of our client, the Janet Axelrod 1997 Revocable Trust, appealing for a Board initiated review of the process.

We are filing on behalf of one of our clients, the Janet Axelrod 1997 Revocable Trust (the Proponent), who has continuously held, for at least one year of the date hereof, 1500 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services Inc, is enclosed.

Zevin Asset Management has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc. which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2015 annual meeting of stockholders. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We are filing the attached proposal due to the close proximity of the filing deadline; however, we welcome a dialogue with the Company on the issues raised herein. Please forward any correspondence relating to this matter to Zevin Asset Management. Please confirm receipt of this proposal to me at 617-742-6666 x308 or via email at sonia@zevin.com.

Sincerely,



Sonia Kowal
President
Zevin Asset Management, LLC

Enclosed

T. Rowe Price is a respected leader in the financial services industry and has stated publicly that it understands how environmental, social, and governance (ESG) factors can affect companies financially. On its website, the Company states ESG issues may affect the value of an investment.

As part of its fiduciary duty, T. Rowe Price is responsible for voting proxies of companies in which it holds stock on behalf of clients. However, its proxy voting record seems to ignore T. Rowe Price's stated position regarding the impact of key environmental factors on shareholder value.

From its publicly available mutual fund voting record, T. Rowe Price seems to vote against the majority of all shareholder resolutions on environmental and climate change matters, backing management recommendations even when major proxy advisory services support such resolutions with a clear, economic rationale.

Investors around the world acknowledge the potential for climate change to affect long-term business success. Pension funds, investment management firms and other investors with over $90 trillion in assets under management support the Carbon Disclosure Project, an initiative calling on companies to disclose their greenhouse gas emissions and reduction plans. T. Rowe Price reports its own greenhouse gas emissions in its CDP response and further describes the company's active role in addressing climate change.

In 2013 approximately 150 shareholder resolutions were filed at companies facing a potential, significant business impact from climate change. Many of the resolutions simply asked for more disclosure, noting that thousands of companies globally report on their carbon emissions and steps they are taking to reduce them. T. Rowe Price voted against almost 90% of such resolutions, in contrast to investment firms such as Goldman Sachs, Oppenheimer, Alliance Bernstein and Wells Fargo, which voted for many such resolutions.

We are disappointed that our proxy voting record does not reflect the company's own commitment to climate change or other environmental factors with the potential to impact long term shareholder value.

This is especially concerning because T. Rowe Price is a signatory of the UN Principles for Responsible Investment. Principle 3 states "we will seek appropriate disclosure on ESG issues by the entities in which we invest" and "support shareholder initiatives and resolutions promoting ESG disclosure".

Resolved;

Shareholders request the Board to initiate a review of T. Rowe Price's Proxy Voting policies and practices, taking into our fiduciary duty, the congruency of T. Rowe Price's own corporate responsibility and environmental positions and the economic case for the shareholder resolutions presented. The results of the review, conducted at reasonable cost and excluding proprietary information, should be reported to investors by October 2015.

Supporting Statement:

This review should help update the Bank's proxy voting policies.

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 13, 2014

To Whom It May Concern:

Please find attached DTC participant (number 0221) UBS Financial Services Inc's custodial proof of ownership statement of T. Rowe Price from the Janet Axelrod 1997 Revocable Trust. Zevin Asset Management, LLC is the investment advisor to the Janet Axelrod 1997 Revocable Trust and filed a shareholder resolution on the Trust's behalf.

This letter serves as confirmation that the Janet Axelrod 1997 Revocable Trust is the beneficial owner of the above referenced stock.

Sincerely,



Sonia Kowal

President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com



UBS Financial Services Inc.

November 13, 2014

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 1,500 shares of common stock in Price T Rowe Group Inc. (TROW) owned by Janet Axelrod 1997 Revocable Trust.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of TROW and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that Janet Axelrod 1997 Revocable Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to Janet Axelrod 1997 Revocable Trust and is planning to co-file a shareholder resolution on Janet Axelrod 1997 Revocable Trust.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President/ Wealth Management

UBS Financial Services Inc. is a subsidiary of UBS AG.